Exhibit 99.1

5 September 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Midatech submits MTD201 CTA filing for first in human study in carcinoid cancer and acromegaly

Midatech on track to start clinical development with MTD201 in Q4 2017

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces submission of a clinical trial application (CTA) for a first in human study of its MTD201 programme in carcinoid cancer and acromegaly.  The Company expects to enter the clinic in Q4 2017, pending the regulatory approval to conduct the clinical trial which is expected shortly.

These indolent and rare hormone tumour diseases cause debilitating morbidity and mortality for patients, and it is anticipated that MTD201 will provide a much-needed addition to the choice of therapies available to patients, physicians, and payors. MTD201 uses Midatech’s innovative sustained release platform to produce a long-acting dose of octreotide, a somatostatin analogue treatment for these tumours being developed as an alternative version of the commercially available product, Sandostatin® LAR (SLAR). The market for octreotide is estimated to be $2bn globally1.

MTD201 is manufactured using Midatech’s proprietary Q-Sphera microsphere platform which uses micro-fluidic technology to produce a precision sustained release particle formulation. The study aims to establish that MTD201 is interchangeable with SLAR pharmacokinetically and/or pharmacodynamically and, by extrapolation, that it will achieve equivalent therapeutic control of growth hormone whilst providing an alternative to SLAR in patients with active acromegaly. The study is expected to complete in the first half of 2018. The potential benefits of MTD201 versus SLAR include interchangeability, faster and simpler reconstitution with fewer errors and less wastage, reduced pain on injection due to a smaller syringe needle and volume injected, and improved economics.

Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: "MTD201 will provide a much-needed addition to currently available therapies for the treatment of carcinoid cancer and acromegaly. This clinical trial is the culmination of more than five years of development and is a key value inflection point for our proprietary sustained release technology platform as it moves into the clinic for the first time on track for Q4 2017. We have seen compelling data for MTD201 in pre-clinical models, and we are excited by the potential for this to be evidenced in patients as well.”

1 Novartis.com; Ipsen.com

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Philippa Gardner
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.